NEWS RELEASE

YAMANA UPDATE ON CHAPADA AND Q4 PRODUCTION

Toronto, Ontario, January 8, 2007 - YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update on the start up of its Chapada mine and on overall Q4 2006 production levels at its other operations.

Chapada

The start up of operations at Yamana’s Chapada mine has made significant advances as expected and the mine is now producing and selling concentrate on a consistent basis. The Company is on course to declare commercial production at Chapada before the end of Q1 2007 having achieved many substantive milestones including the following:

•	Mining continues at a rate of 16M tonnes of ore per year.

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The mill is operating at a rate of 2,100 to 2,300 tonnes per hour with mill availability achieving levels of around 80%, up from approximately 50% in December, which is higher than estimated in the feasibility study at this stage in operations.

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Current production of concentrate is at a rate of approximately 600 tonnes per day, with grades in the range of 26% to 31% copper and 25 g/t to 30 g/t gold. These grades are higher than were estimated for this period in the original feasibility study, and production levels equate to an annualized production rate of more than 210,000 tonnes of concentrate.

•	Total concentrate produced to the end of 2006 was 11,364 tonnes, including 297 tonnes of in-circuit inventory. This concentrate contains approximately 29,200 ounces of gold and gold equivalents.

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Production of concentrate projected for January is in the range of 18,000 to 18,500 tonnes at a grade of 26% copper and 25 g/t gold. Current concentrate grades vary from 26% to 30% copper and 25 g/t to 30 g/t gold. Contained gold and copper is expected to be 14,900 ounces of gold and 10.6 million pounds of copper.

•	To date Yamana has sold an aggregate of 6,454 tonnes of concentrate from its Chapada mine.

•	The total sale proceeds equal US$13.1 million representing a significant advancement on the progress toward commercial production.

“We are extremely pleased with the progress of our Chapada mine,” said Peter Marrone, President and CEO of Yamana Gold. “We had not expected to realize any revenue until February and the sale of concentrate at Chapada represents a significant milestone in terms of the logistics of this operation. Quality of the concentrate and the operating rate of the plant exceeds the levels we have set for commercial production. Current production levels, which are fast approaching ultimate design levels, have been achieved after only seven weeks from the initial start up and only three weeks after the full time operation of the plant. Additionally, we are very proud of the achievements of the various operating teams at the mine whose combined efforts enabled us to reach the nominal feasibility production rate of the operation in a very short period of time.”

Chapada’s production for 2007 and 2008 along with the life of mine (LOM) production is expected to be as follows.

	2007	2008	5 Years	LOM

Copper	130-145M lbs	165-175M lbs	690M lbs	2B lbs
Gold	180-205,000 oz	170-190,000 oz	700,000 oz	1.4M oz

Once commercial production is achieved, the Company plans to increase gold and copper production at Chapada in part by optimizing the grinding circuit to further improve throughput and by processing 6M tonnes of oxide gold material which can be processed through conventional heap leaching. The Company also continues to assess the feasibility of production of a pyrite concentrate for production of sulfuric acid which would add to revenue from copper-gold concentrate.

Q4 Production

The following compares Q4 production to Q3 production on a mine by mine basis.

	4th Quarter	3rd Quarter
Sao Francisco	37,000 ounces	*29,658 ounces
Jacobina	20,900 ounces	19,321 ounces
Fazenda Brasileiro	20,400 ounces	18,569 ounces
San Andres	18,300 ounces	15,685 ounces
Fazenda Nova	7,900 ounces	6,548 ounces

Total	104,500 ounces	88,781 ounces

*Of this amount, 20,789 ounces was commercial production.

Total production is in line with previous guidance for Q4 and represents an increase over third quarter production of approximately 17 per cent. The total gold and gold equivalents including Chapada in Q4 2006 was 133,700 ounces of gold representing an increase over Q3 2006 of approximately 51 percent.
An update to production and cash costs guidance for 2007 and 2008 will be provided in a subsequent company release expected during the second week of January.

Completion of Viceroy Compulsory Acquisition

Yamana is also pleased to announce that it has completed its compulsory acquisition of all of the common shares of Viceroy Exploration Ltd. (Viceroy) that it did not previously hold and now holds 100% of the outstanding shares of Viceroy.  In connection with the completion of the compulsory acquisition, the Viceroy Shares have been de-listed from the Toronto Stock Exchange and the American Stock Exchange.

Each former Viceroy shareholder whose Viceroy Shares were deemed to have been acquired by Yamana under the compulsory acquisition can receive 0.97 Yamana common shares for each Viceroy Share held once the shareholder delivers the certificate(s) representing those Viceroy Shares, together with all other required documentation, to Kingsdale Shareholder Services Inc. (Toll Free in North America 1-866-301-3460).

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2007 in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Leslie Powers Director, Investor & Public Relations (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.